UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

For Immediate Release

SQM REPORTS EARNINGS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Highlights

•	SQM reported net income(1) for the three months ended March 31, 2022 of US$796.1 million, compared to US$68.0 million in same period of 2021.

•	Revenues for the three months ended March 31, 2022, were US$2,019.8 million.

•	Earnings per share(2) totaled US$2.79 for the three months ended March 31, 2022.

•	Our first quarter results include payments related to the agreement with Corfo and tax provisions that totaled approximately US$800 million.

•	Adjusted EBITDA(3) margin for the first three months of 2022 reached 58.7%.

•	SQM will hold a conference call to discuss these results on Thursday, May 19, at 12:00pm ET (12:00pm Chile time).

Participant Dial-In (Toll Free):             1-855-238-1018

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Webcast:                https://services.choruscall.com/links/sqm220519.html

Santiago, Chile. May 18, 2022.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported earnings today for the three months ended March 31, 2022 of US$796.1 million (US$2.79 per share), an increase from US$68.0 million (US$0.26 per share) reported for the three months ended March 31, 2021. Gross profit reached US$1,164.7 million (57.7% of revenues) for the three months ended March 31, 2022, compared to US$136.6 million (25.9% of revenues) recorded for the three months ended March 31, 2021. Revenues totaled US$2,019.8 million for the three months ended March 31, 2022, an increase compared to the US$528.5 reported for the three months ended March 31, 2021.

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “Our first quarter results reflect several positive circumstances; first, the impact of higher prices in all our business lines, where significant increases in lithium prices stand out, and second, the successful long-term operational, and commercial strategy.”

Related to our operations in the Salar de Atacama, it is important to remember that SQM began this project by acquiring the participation from producers from Chile and the United States in 1993. Before our acquisition, there had been seven years of investments and studies by these companies. We assumed the risk, developed invested and executed the project. It has not been an easy task; the natural resource was not well known, and our project has had its ups and downs. Mining activities require long periods of development, dialogue and collaboration with the neighboring communities, relevant investments from shareholders and, above all, a strong team to innovate and develop technologies to operate the natural resource.”

SQM S.A. 1Q2022 Earnings Release	2

Today we can proudly report that we are a leader in the lithium industry. We have almost tripled our production levels in three years while we have significantly decreased the extraction of brines. We are the most integrated lithium producer in its country of origin, delivering high-quality products that can be used directly in the production of high-end battery components.

Our first quarter results include payments related to the agreement with Corfo and tax provisions that totaled approximately US$800 million. In total, the amount is similar to the earnings reported by all of our business during the first quarter of this year.

SQM’s lithium business is a very good example of a successful public-private partnership. No other operation delivers more resources proportionally to Chilean coffers; approximately 60% of the operating margin from lithium is dedicated to payments to Corfo and taxes.”

Mr. Ramos finished by saying: “We continue to permanently analyze new ideas and study new projects in all our businesses. We will review our investment plan in the coming months, and we should update our projections following that review. It is very likely that we will increase the resources oriented to the development of business in Chile and abroad.”

Sustainable Development

In April 2022 we published our audited 2021 Sustainability Report. For the twelfth consecutive year, the information was presented under the GRI standards (Global Standard Initiative) and for first time, under SASB (Sustainability Accounting Standards Board) standards. We would like to highlight that SQM’s workforce is made up of approximately 19% women, in an industry where the average in Chile is 13%. Furthermore, 30% of the executive positions at SQM are filled by women. We are proud that in the Northern regions of Chile, our we employment base is over 82% local.

We continue to keep sustainability at the core of the company and during 2021 we were able to reduce our carbon emissions 28% per ton when compared to 2020. Specific to the lithium production, we reduced direct water consumption for lithium carbonate approximately 27% in 2021 when compared to 2020.

We invite you to read our Sustainability Report in detail to learn more about all of our environmental and social efforts. Report

SQM S.A. 1Q2022 Earnings Release	3

Segment Analysis

Lithium and Derivatives

Revenues from sales of lithium and derivatives totaled US$1,446.4 million during the three months ended March 31, 2022, an increase of 969.5% compared to US$135.2 million for the three months ended March 31, 2021.

Lithium and Derivatives Sales Volumes and Revenues:

		3M2022	3M2021	2022/2021
Lithium and Derivatives	Th. MT	38.1	23.9	14.2	59%
Lithium and Derivatives Revenues	MUS$	1,446.4	135.2	1,311.1	970%

Our positive results in the lithium market were a result significantly higher prices during the first quarter 2022 when compared to the fourth quarter 2021. Prices reached approximately US$38,000 per metric ton and these record prices were coupled with the highest sales volumes we have ever reported, 38,100 metric tons.

The lithium market continues to be very dynamic and at times difficult to gage and estimate. Despite the higher pricing environment we have seen, we still believe that the lithium market will grow at least 30% this year. One indicator that supports this strong demand growth is that electric vehicle sales in China during the first quarter 2022 were over 125% higher than those reported during the same period 2021. Over the past few weeks, some regions of China have implemented lockdown measures, affecting some stages in the EV supply chain. Although it is true, this could have some impact on the volumes traded during the second quarter, we do not believe these disturbances should have a lasting effect on total lithium demand growth this year as recovery is expected during the second half of the year.

In light of market demand expectations, we are increasing our capacity and our growth plans remain on target with previous announcements. We believe that sales volumes in 2022 will surpass 140,000 metric tons. Our distribution of sales volumes remains similar to what we previously disclosed, approximately 50% of the sales volumes we have contracted are completely variable prices tied to specific benchmarks, approximately 30% of our sales volumes for 2022 are still open, while the remaining 20% of the sales volumes we expect to sell in 2022 are contracted at a fixed price or at a variable price with specific floors and ceilings. Most of these contracts have been renegotiated to better reflect the current pricing environment. It is important to remember that our variable price sales contracts reflect the prevailing market price with a delay that could be up to 3 months.

Gross profit(4) for the Lithium and Derivatives segment accounted for approximately 75% of SQM’s consolidated gross profit for the three months ended March 31, 2022.

El Trovador 4285

Las Condes, Santiago, Chile

7550079

sqm.com

SQM S.A. 1Q2022 Earnings Release	4

Specialty Plant Nutrition (SPN)

Revenues from the SPN business line for the three months ended March 31, 2022, totaled US$275.3 million, an increase of 41.8% compared to US$194.1 million reported for the three months ended March 31, 2021.

Specialty Plant Nutrition Sales Volumes and Revenues:

		3M2022	3M2021	2022/2021
Specialty Plant Nutrition Total Volumes	Th. MT	210.4	280.5	-70.1	-25%
Sodium Nitrate	Th. MT	4.0	5.0	-1.0	-20%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	124.3	163.1	-38.8	-24%
Specialty Blends	Th. MT	50.0	66.6	-16.6	-25%
Other specialty plant nutrients (*)	Th. MT	32.0	45.7	-13.7	-30%
Specialty Plant Nutrition Revenues	MUS$	275.3	194.1	81.0	42%

*Includes trading of other specialty fertilizers.

The specialty plant nutrition business line remains an important segment within our diverse portfolio with average prices 39% higher during the first quarter 2022 when compared to the fourth quarter 2021. However, we believe demand growth in the agricultural potassium nitrate market could be impacted by these higher prices and continuous supply restrictions and ultimately our sales volumes in 2022 may be lower than what we reported in 2021.

SPN gross profit accounted for approximately 11% of SQM’s consolidated gross profit for the three months ended March 31, 2022.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the three months ended March 31, 2022 were US$152.4 million, an increase of 59.4% compared to US$95.8 million generated for the three months ended March 31, 2021.

Iodine and Derivative Sales Volumes and Revenues:

		3M2022	3M2021	2022/2021
Iodine and Derivatives	Th. MT	3.0	2.8	0.2	8%
Iodine and Derivatives Revenues	MUS$	152.4	95.6	56.8	59%

Sales volumes during the first quarter reached 3,000 metric tons, an increase of 8.3% compared to the same period last year. Our sales volumes increased as the market saw continued strong demand recovery during the first quarter of 2022 mostly related to X-ray contrast media and LCD. This recovery coupled with tight supply led to an increase in average prices of over 28% when compared to the fourth quarter 2021; this upward trend may continue in the coming quarters. Even with these higher prices, we still believe that the iodine market will grow this year and we continue to work on our previously announced capacity expansions to be able to meet the growing demand in the future.

SQM S.A. 1Q2022 Earnings Release	5

Gross profit for the Iodine and Derivatives segment accounted for approximately 7% of SQM’s consolidated gross profit for the three months ended March 31, 2022.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the three months ended March 31, 2022, totaled US$114.1 million, an 89.2% increase compared to the US$60.3 million reported for the three months ended March 31, 2021.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		3M2022	3M2021	2022/2021
Potassium Chloride and Potassium Sulfate	Th. MT	141.7	202.2	-60.5	-29.9%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	114.1	60.3	53.8	89.2%

Revenues in the potassium chloride and potassium chloride business line were impacted by significantly higher average prices during the first quarter 2022, which reached US$805 per metric ton and were 170% higher than average prices reported during the same period last year.

Our sales volumes reached approximately 142,000 metric tons during the first quarter 2022, which was about 30% lower than sales volumes reported during the same period last year. While there is uncertainty surrounding this market, we still believe our total sales volumes of potassium chloride will reach approximately 750,000 metric tons during 2022.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 5% of SQM’s consolidated gross profit for the three months ended March 31, 2022.

Industrial Chemicals

Industrial chemicals revenues for the three months ended March 31, 2022 amounted to US$27.1 million, a 26.4% decrease compared to US$36.7 million for the three months ended March 31, 2021.

Industrial Chemicals Sales Volumes and Revenues:

		3M2022	3M2021	2022/2021
Industrial Nitrates	Th. MT	17.0	52.6	-35.6	-68%
Industrial Chemicals Revenues	MUS$	27.1	36.7	-9.7	-26%

Industrial chemicals revenues for the three months ended March 31, 2022, decreased compared to revenues reported during the same period last year as a result of lower solar salts sales volumes. During the first quarter we did not report sales of solar salts, we do expect to sell more than 65,000 metric tons during the year.

SQM S.A. 1Q2022 Earnings Release	6

Gross profit for the Industrial Chemicals segment accounted for approximately 1% of SQM’s consolidated gross profit for the three months ended March 31, 2022.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$4.6 million for the three months ended March 31, 2022, a decrease compared to US$6.5 million for the three months ended March 31, 2021.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding total depreciation and amortization expenses, amounted to US$800.0 million for the three months ended March 31, 2022, an increase of 136.2% compared to US$338.8 million for the same period in 2021.

Administrative Expenses

Administrative expenses totaled US$33.4 million (1.7% of revenues) for the three months ended March 31, 2022, compared to US$24.6 million (4.7% of revenues) for the three months ended March 31, 2021.

Financial Indicators

Net Financial Expenses

Net financial expenses for the three months ended March 31, 2022, were US$22.6 million, compared to US$19.1 million for the three months ended March 31, 2021.

Income Tax Expense

For the three months ended March 31, 2022, the income tax expense reached US$314.1 million, representing an effective tax rate of 28.3%, compared to an income tax expense of US$26.0 million during the three months ended March 31, 2021. The Chilean corporate tax rate was 27.0% in 2022 and 2021.

Adjusted EBITDA

Adjusted EBITDA for the three months ended March 31, 2022 was US$1,186.4 million (Adjusted EBITDA margin of 58.7%), compared to US$165.1 million (Adjusted EBITDA margin of 31.2%) for the three months ended March 31, 2021.

SQM S.A. 1Q2022 Earnings Release	7

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	The earnings per share for the three months ended March 31, 2021 were calculated with 263,196,524 shares while earnings per share for the three months ended March 31, 2022 were calculated with 285,638,456, following a capital increase which we completed during April 2021.
3)	Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.
4)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.

SQM S.A. 1Q2022 Earnings Release	8

Consolidated Statement of Financial Position

(US$ Millions)	As of Mar. 31,	As of Dec. 31,
	2022	2021
Total Current Assets	5,898.9	4,586.1
Cash and cash equivalents	2,268.5	1,515.1
Other current financial assets	1,032.2	919.0
Accounts receivable (1)	1,084.5	740.2
Inventory	1,270.7	1,183.8
Others	242.9	228.0

Total Non-current Assets	2,597.4	2,458.2
Other non-current financial assets	18.7	9.3
Investments in related companies	47.4	39.8
Property, plant and equipment	2,139.7	2,012.2
Other Non-current Assets	391.6	396.9

Total Assets	8,496.3	7,044.3

Total Current Liabilities	2,491.0	991.7
Short-term debt	56.2	51.3
Others	2,434.8	940.4

Total Long-Term Liabilities	2,769.2	2,836.6
Long-term debt	2,567.4	2,587.7
Others	201.8	248.9

Shareholders' Equity before Minority Interest	3,202.2	3,181.5

Minority Interest	34.0	34.5

Total Shareholders' Equity	3,236.1	3,216.0

Total Liabilities & Shareholders' Equity	8,496.3	7,044.3

Liquidity (2)	2.4	4.6

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

SQM S.A. 1Q2022 Earnings Release	9

Consolidated Statement of Income

(US$ Millions)	For the 1st quarter		For the three months ended Mar. 30,
	2022	2021	2022	2021
Revenues	2,019.8	528.5	2,019.8	528.5

Lithium and Lithium Derivatives	1,446.4	135.2	1,446.4	135.2
Specialty Plant Nutrition (1)	275.3	194.1	275.3	194.1
Iodine and Iodine Derivatives	152.4	95.6	152.4	95.6
Potassium Chloride & Potassium Sulfate	114.1	60.3	114.1	60.3
Industrial Chemicals	27.1	36.7	27.1	36.7
Other Income	4.6	6.5	4.6	6.5

Cost of Goods Sold	(800.0)	(338.8)	(800.0)	(338.8)
Depreciation and Amortization	(55.2)	(53.1)	(55.2)	(53.1)

Gross Profit	1,164.7	136.6	1,164.7	136.6

Administrative Expenses	(33.4)	(24.6)	(33.4)	(24.6)
Financial Expenses	(25.4)	(19.9)	(25.4)	(19.9)
Financial Income	2.8	0.8	2.8	0.8
Exchange Difference	(0.6)	(2.3)	(0.6)	(2.3)
Other	3.4	5.2	3.4	5.2

Income Before Taxes	1,111.4	95.7	1,111.4	95.7

Income Tax	(314.1)	(26.0)	(314.1)	(26.0)

Net Income before minority interest	797.4	69.7	797.4	69.7

Minority Interest	(1.3)	(1.7)	(1.3)	(1.7)

Net Income	796.1	68.0	796.1	68.0
Net Income per Share (US$)	2.79	0.26	2.79	0.26

(1) Includes other specialty fertilizers

SQM S.A. 1Q2022 Earnings Release	10

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SQM S.A. 1Q2022 Earnings Release	11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: May 18, 2022	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

SQM S.A. 1Q2022 Earnings Release	12